Exhibit 1.01

Johnson Outdoors Inc.
Conflict Minerals Report for Calendar Year 2024
May 30th, 2025

Exhibit 1.01
to Specialized Disclosure Report Accompanying Form SD
Filed with the SEC on: May 30th, 2025

Signed by:	/s/ David W. Johnson
Name, Title: David W. Johnson, Chief Financial Officer
Date: May 30th, 2025

Introduction:

Johnson Outdoors Inc. (“JOI,” “we,” “us,” “our”) is a publicly traded U.S. company that recognizes itself as an issuer as defined under section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, referred to in this report as “Dodd-Frank.”

JOI manufactures, and contracts to manufacture, products for which conflict minerals as defined by Dodd-Frank are necessary to the functionality of our products. JOI has reason to believe that some of these necessary conflict minerals may have originated from the Democratic Republic of Congo or adjoining countries, and that some of those minerals may not be solely from recycled or scrap sources. JOI has performed the requisite due diligence regarding the source and chain of custody of the 3TG conflict minerals (tin, tantalum, tungsten and gold) in its mineral supply chain in the most recently completed calendar year, also known as Reporting Year 2024 (RY2024). JOI continues to comply with all obligations as an issuer under applicable requirements of the U.S. Securities and Exchange Commission (the “SEC”) by implementing, executing, managing, and continually improving our Conflict Minerals Program as mandated by the legislation, and reporting our findings to the SEC.

Filing this Conflict Minerals Report with our Form SD fulfills the requirements of Rule 13p-1 of the Securities and Exchange Act of 1934, as amended (the “Conflict Minerals Rule” or the “Rule”). This report includes elements, efforts, results, and conclusions of JOI’s compliance and due diligence activities mandated by applicable SEC requirements.

All terms and definitions in this report are as defined by the Final Rules promulgated under Dodd-Frank and by the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Johnson Outdoors Inc. supports and aims to create a clean and responsible minerals trade program that encourages responsible sourcing of 3TG. JOI also supports the Responsible Minerals Initiative’s (RMI) Responsible Minerals Assurance Process (RMAP) and supports continued economic relationships with conflict-free smelters or refiners (SORs) in Covered Countries (CCs). CCs are defined as the Democratic Republic of Congo (DRC) and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

This Conflict Minerals Report is inclusive for all JOI products at a company level, and all covered products in all JOI business groups. This report may be found on our website at: https://www.johnsonoutdoors.com/legal/conflict-minerals-policy.

JOI’s Conflict Minerals Program:

Johnson Outdoors is committed to complying with federal laws and regulations requiring disclosure of the use of conflict minerals. We have established a formal Conflict Minerals policy, organized a cross-functional dedicated conflict-minerals working team, proactively administered an internationally recognized due diligence framework, and developed an internal management system to oversee our supply chain due diligence process. Annually, JOI evaluates 100% of active first-tier suppliers in our supply chain as well as the assessment of Original Equipment Manufacturers (OEMs) that supply parts to JOI that may contain 3TG.

In addition to evaluating all SORs identified in JOI’s conflict minerals supply chain regarding their possible operations in CCs, JOI conducts multi-layered due diligence to assess the locations and mines of origin of those SORs believed to have a presence in or through CCs, anywhere from point of extraction to end use. All results in this Conflict Minerals Report (CMR) are based on activities during the window in which the due diligence was performed for RY2024.

While our continued efforts in 2024 have not provided us with enough information to conclusively determine whether our products contain 3TG that directly or indirectly financed or benefited armed groups in the DRC or surrounding countries (the “Covered Countries”), our efforts in 2024 continued to improve overall supply chain transparency and create further awareness within our organization regarding conflict minerals compliance that will allow us to improve due diligence and mitigate risk in 2025 and beyond.

In addition to performing due diligence efforts to ensure that no 3TG SORs that may be tied to or benefit armed groups are present in our conflict minerals supply chain, JOI takes annual measures to promote responsible sourcing from, and economic relationships with, legitimate SORs of 3TG from the DRC and its nine adjoining countries.

Details of JOI’s annual Conflict Minerals Program may be shared upon request.

Due Diligence:

As an issuer under the Conflict Minerals Rule, JOI conforms to the “Five Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain” (Annex I) and the “Model Supply Chain Policy for a Responsible Global Supply Chain of Minerals from Conflict-Affected and High-Risk Areas” (Annex II) included in the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition).

The Five Steps outlined by the OECD Guidance are described below. JOI follows each of these steps in the due diligence process to determine and disclose the chain of custody of Conflict Minerals in our supply chain as well as the sourcing practices of 3TG SORs identified by our first-tier suppliers and OEMs.

Step 1: Establish strong company management systems.
Step 2: Identify and assess risk in the supply chain.
Step 3: Design and implement a strategy to respond to identified risks.
Step 4: Carry out independent third-party audit of smelter due diligence.
Step 5: Report on supply chain due diligence.

Part of JOI’s due diligence is making Reasonable Country of Origin Inquiries (RCOI) required to identify the chain of custody and traceability in our supply chain of conflict minerals that may originate from CCs. Regardless of SOR risk, all first-tier suppliers are directed by JOI to perform their own due diligence regarding any and all SORs that are listed on their Conflict Minerals Reporting Template (CMRT), and verify the legitimacy of identified SORs in their supply chains. Additionally, JOI’s RCOI process specifies other supplier compliance obligations, expectations, and performance risks. These are communicated to all first-tier suppliers as well as SORs in multiple attempts and escalations as deemed necessary.

Results of Due Diligence:
We used a global risk-based approach to identify suppliers providing products to JOI which we considered to be at risk of containing 3TG minerals, and therefore subject to RCOI obligations. We require these suppliers to complete the current version of the Conflict Minerals Reporting Template (CMRT) developed by the Responsible Minerals Initiative (RMI). The RCOI inquiry received from JOI suppliers provides us with the identity and location of the SOR for the 3TG in our Covered Products. We sent RCOIs to 113 suppliers and instructed them to complete the CMRT and return it to us. We received 108 responses, which represents a 96% response rate. This was higher than our supplier engagement rate from the previous year (2023 response rate was 95%). The majority of our responding in-scope suppliers provided data at a Company Level or Divisional Level. As a result, we were unable to definitively determine whether our specified products that contain 3TG minerals may have directly or indirectly financed or benefited armed groups. Based on the due diligence performed, we are filing our CMR as undeterminable at the Company Level.

For 2024, the responses received from the Supplier Group identified 334 unique RMI-recognized SORs, of which 151 were identified as possibly having a presence in Covered Countries and participating in the RMAP program during the time of the research. The names of these SORs and additional details of our due diligence process may be provided upon request.

Improvements:

Improvements and recommendations for improvements are communicated annually to JOI support staff, business group leaders, legal personnel and senior management as part of JOI’s company-wide commitment to the success and evolution of our Conflict Minerals Program.

Continuous improvements are made to increase the following: response rate of supplier RCOIs, especially suppliers of electrical and electronic equipment; identification of valid SORs; identification of valid SORs having a possible presence in a CC and the locations of their operations whether inside or outside a CC; and evaluation of ongoing, and identification of additional, due diligence regarding high-risk SORs.

Additional information regarding statistical improvements may be shared upon request.

Determination:

JOI has evaluated 100% of all in-scope active first-tier suppliers in our minerals supply chain to determine, to the best of our knowledge, the source and chain of custody of conflict minerals. This evaluation includes RCOIs that request the completion of the industry standard CMRT to collect and report on 3TG SORs in our supply chain. The RCOI request goes beyond first-tier suppliers and OEMs, and seeks to directly interact with 3TG SORs to determine conflict-free status and country of origin of 3TG.

Based on the comprehensive results from our RCOI efforts for identifying all relevant 3TG SORs in our supply chain, we concluded for RY2024 that certain SORs in our conflict minerals supply chain either do have, or may have, facilities that source 3TG from CCs and/or may have some type of operations or trade routes, from extraction to end use, in or through CCs.

Based on our due diligence, JOI is unable to conclusively confirm that 100% of the 3TG in our conflict minerals supply chain is conflict-free. We can, however, state that none of the SORs identified by our first-tier suppliers or OEMs have been confirmed to us as sourcing 3TG that directly or indirectly finances or benefits armed groups in or out of CCs. The additional risk-based due diligence we performed allows us to reasonably conclude that no 3TG SORs in our supply chain, in or out of CCs, are known to have participated in direct or indirect criminal mining activities, other illegal activities, have association with entities on the OFAC and/or SDN lists or US sanctioned lists, or have ties to human rights violations.

Planned Risk Mitigation and Future Due Diligence Measures:

JOI follows the OECD Guidance to design and implement a strategy to respond to identified risks. JOI‘s Conflict Minerals Program includes routine tasks to address risks and planned risk mitigation to identify and remove possible sources of SORs that may support or benefit armed groups in CCs.

JOI’s efforts for planned risk mitigation and due diligence measures are designed to ensure and promote a clean and responsible minerals trade process throughout our minerals supply chain.

Routine evaluation of all tasks in our Conflict Minerals Program, and their associated risks, is performed to reveal possible areas for improvements and are presented to business group leaders and senior management.

Details and additional information regarding Risk Mitigation and Future Due Diligence Measures may be shared upon request.

Description of Products:

Necessary conflict minerals may be found in products that JOI manufactures, and contracts to manufacture, including accessories for all groups. Descriptions of product families by business group are as follows:

Fishing Group:
•	Trolling motors
•	Shallow water anchors
•	Battery chargers
•	Fishfinders
•	Downriggers

Dive Group:
•	Dive computers, instruments and gauges
•	Dive watches
•	Scuba dive equipment
•	Regulators

Camping Group:
•	Camping tents, and furniture
•	Camping stoves

Watercraft Recreation Group:
•	Canoes
•	Kayaks
•	Personal flotation devices
•	Paddles

Conclusion:

Following the globally-accepted standard for supply chain due diligence, the “OECD Due Diligence Guidance Third Edition (OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas),” JOI has made a reasonable good faith effort to identify the source and chain of custody of conflict minerals in our supply chain that are necessary to the production of applicable JOI products. Included in these good-faith efforts are JOI’s collection and evaluation of CMRT information regarding 3TG SORs in our supply chain as provided by our first-tier and in-scope suppliers, and original equipment manufacturers. Additionally, by adopting the OECD-recommended guidance steps, JOI has been able to identify and respond to risks in our 3TG supply chain for both suppliers and SORs, implement our due diligence process successfully, and continue to improve our processes and complete all requirements mandated to us as an issuer as defined under Dodd-Frank.

To the best of our knowledge, the results reflected in this Conflict Minerals Report are accurate and true based on the window of research during which all required activities were performed.

Although JOI has fulfilled all requisite due diligence and recommended guidance steps for Conflict Minerals compliance, it is possible that the information in this CMR may include unknown errors or omissions. Errors or omissions may be the result of information as supplied in CMRTs, information provided by the RMI, and other information gathered from public resources. All information in this report is limited to the time constraint under which this information was researched and evaluated.

In order to satisfy the requirement regarding early warning risk-awareness, JOI maintains an early warning risk-awareness conflict minerals grievance mechanism. This online and open mechanism is designed to allow JOI to receive any additional relevant information that may not have been uncovered through our due diligence process in supply chain transparency as it relates to conflict minerals. Any information found to be contradictory to this Conflict Minerals Report may be communicated to JOI through this grievance mechanism which may be found at the following URL: https://www.johnsonoutdoors.com/legal.

Forward-Looking Statements:

This Conflict Minerals Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”) that are intended to come within the safe harbor protection provided by the Act. Forward-looking statements in this Conflict Minerals Report include statements regarding future risk mitigation and due diligence steps the Company intends to take relating to Conflict Minerals. By their nature, all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those contemplated by the forward-looking statements. Factors that could materially affect the Company’s ability to complete intended due diligence steps include an inability to complete sourcing of necessary raw materials and components, procurement savings and productivity changes, diversification efforts in emerging markets, cooperation by suppliers in our due diligence efforts, future legal and regulatory developments relating to Conflict Minerals and other factors which are identified in the Company’s press releases, shareholder communications and SEC filings, including the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2024.